UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2017

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Statement re FCA and PRA investigations – April 10, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

April 10, 2017

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

April 10, 2017

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014

10 April 2017

FCA and PRA investigations into Jes Staley and Barclays

Barclays PLC and Barclays Bank PLC (Barclays) announce that the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) have commenced investigations into:

●
Jes Staley, Group Chief Executive Officer of Barclays, as to his individual conduct and senior manager responsibilities relating to Barclays whistleblowing programme and an attempt by Mr Staley in 2016 to identify the author of a letter that was treated by Barclays Bank PLC as a whistleblow; and

●
Barclays Bank PLC, as to its responsibilities relating to the attempt by Mr Staley to identify the author of the letter, as well as Barclays systems and controls and culture relating to whistleblowing.

The attempt by Mr Staley to identify the author of the letter (the "matter") first came to the attention of the Barclays Board in early 2017 as a result of a concern raised by an employee regarding amongst other matters the adequacy of Barclays whistleblowing procedures. The Board immediately instructed an external law firm, Simmons & Simmons LLP, to conduct a focussed investigation into the matter which was led by Sir Gerry Grimstone, the Deputy Chairman and Senior Independent Director, on behalf of the Board. The Board also promptly notified the FCA and PRA and other relevant authorities.  The principal findings of the investigation relating to Mr Staley's involvement in the matter are set out in the annex to this announcement.

Mr Staley has explained his actions to the Board.  The investigation by Simmons & Simmons LLP found, and the Board has concluded, that Mr Staley honestly, but mistakenly, believed that it was permissible to identify the author of the letter. However, the Board has concluded that Mr Staley made an error in becoming involved with, and not applying appropriate governance around, the matter, and in taking action to attempt to identify the author of the letter.  The author of the letter was not identified and no further action was taken.  Mr Staley has apologised to the Board for his error.

The Board believes that its response to the matter should be proportionate to its serious nature. It will therefore be issuing a formal written reprimand to Mr Staley and has decided that a very significant compensation adjustment will be made to Mr Staley's variable compensation award. The Board will give consideration to the findings of the FCA and PRA investigations and the precise amount of the compensation adjustment will be determined by the Board once those investigations have concluded.

Barclays and Mr Staley will cooperate fully with the FCA and PRA investigations. The Board is also commissioning independent reviews of Barclays relevant processes and controls, including its whistleblowing programme. The Board continues to review the position of other employees involved in this matter.

John McFarlane, Chairman, said: "I am personally very disappointed and apologetic that this situation has occurred, particularly as we strive to operate to the highest possible ethical standards. The Board takes Barclays culture and the integrity of its controls extremely seriously. We have investigated this matter fully using an external law firm and we will be commissioning an independent review of Barclays processes and controls to determine what improvements may be required.

The Board has concluded that Jes Staley, Group Chief Executive Officer, honestly, but mistakenly, believed that it was permissible to identify the author of the letter and has accepted his explanation that he was trying to protect a colleague who had experienced personal difficulties in the past from what he believed to be an unfair attack, and has accepted his apology. Taking into account both the circumstances of this matter and his otherwise exemplary record since joining Barclays, including contributing significantly to improvements in Barclays culture and controls, Jes continues to have the Board's unanimous confidence and it will support his re-appointment at Barclays Annual General Meeting on 10 May 2017."

Jes Staley, Group Chief Executive Officer said: "I have apologised to the Barclays Board, and accepted its conclusion that my personal actions in this matter were errors on my part. I will also accept whatever sanction it deems appropriate. I will cooperate fully with the Financial Conduct Authority and the Prudential Regulatory Authority, which are now both examining this matter. Our whistleblowing process is one of the most important means by which we protect our culture and values at Barclays and I certainly want to ensure that all colleagues, and others who may utilise it, understand the criticality which I attach to it."

Whilst Barclays does not intend to make any further comment at this time given the ongoing regulatory investigations, as and when appropriate, Barclays will provide an update.

Annex

This Annex sets out the principal findings relating to Mr Staley's involvement in the matter from the investigation conducted by Simmons & Simmons LLP:

●
In June 2016, members of the Board received an anonymous letter and a senior executive received another anonymous letter raising concerns about a senior employee who had been recruited by Barclays earlier that year. Amongst other issues, the letters raised concerns of a personal nature about the senior employee, Mr Staley's knowledge of and role in dealing with those issues at a previous employer, and the appropriateness of the recruitment process followed on this occasion by Barclays.

●
Both letters were logged by the Group Compliance function as whistleblows and investigated by them.

●
Having been given a copy of the first letter and made aware of the second, Mr Staley initially requested that the Group Information Security (GIS) team attempt to identify the authors of the letters. Mr Staley considered that the letters were an unfair personal attack on the senior employee.

●
Mr Staley was subsequently informed that it was not appropriate to take steps to identify the authors.  Following this, neither Mr Staley nor the GIS team took any such further action.

●
In July 2016, Mr Staley enquired whether the whistleblowing issue with the letters had been cleared.  Following this, Mr Staley's honestly held, but mistaken, belief was that he had clearance to identify the author of one of the letters.

●
Thereafter, Mr Staley requested that GIS attempt to identify the author of the first letter following which GIS contacted and received assistance from a U.S. law enforcement agency in identifying its author.  Mr Staley was subsequently informed of this and the results from the steps that GIS had taken.

●
However, ultimately this attempt by GIS was unsuccessful in identifying the author and no further steps were taken to do so after that.
 .
- Ends -

For further information please contact:

Investor Relations Kathryn McLeland +44 (0)20 7116 4943	Media Relations Tom Hoskin +44 (0)20 7116 4755

About Barclays

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 120,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home.barclays

Information regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2016) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, Barclays does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.